UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______ )*

LEADING BRANDS, INC.

(Name of Issuer)

common shares, without par value

(Title of Class of Securities)

2170U-10-8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)

X  Rule 13d-1(c)

 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.

(a)	Name of Issuer: Leading Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 7400 River Road Richmond BC Canada V6X 1X6

Item 2.

(a)	Name of Person Filing: Northland Properties Corporation

(b)	Address of Principal Business Office: 310 – 1755 West Broadway Vancouver BC Canada V6J 4S5

(c)	Citizenship: Canadian

(d)	Title of Class of Securities: Common Shares, without par value

(e)	CUSIP Number: 52170U-10-8 (Leading Brands, Inc.)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,020,626

(b)	Percent of Class: 13.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,020,626

(ii) Shared power to vote or to direct the vote: /

(iii) Sole power to dispose or to direct the disposition of: 2,020,626

(iv) Shared power to dispose or to direct the disposition of: /

Note: Northland Properties Corporation and Leading Brands, Inc. have a director in common, Mr. R. Thomas Gaglardi. Mr. Gaglardi does not have voting power for Northland Properties Corporation.

Item 5.	Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.]

SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/ January 10th, 2003

Date

/S/ R. Thomas Gaglardi

Signature

/ R. Thomas Gaglardi, President

Name/Title